UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. #1)

Digital Generation Systems, Inc.
(Name of Issuer)

Common Shares, No par value
(Title of Class of Securities)

253921100
(CUSIP Number)

C.D.A.S., Inc., 2897 Granite Pointe Court,
Reno, NV 89511  Attn: Linda J. Donahue 775/851-2711
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2001
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 253921100


             SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       C.D.A.S., Inc.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a)
                                                     (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       SC

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       NEVADA

--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       5,345,171

                   ------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ------------------------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       5,345,171

                    -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,345,171

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.698%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Statement relates to the Common Stock, no par value (the "Shares"), of Digital Generation Systems, Inc. (the "Company"), a California corporation. The Company's principal executive office is located at 875 Battery Street, Suite 1850, San Francisco, California 94111.

Item 2.  Identity and Background

This statement is being filed on behalf of C.D.A.S., Inc., a Nevada corporation (the "Reporting Person"). The principal business of the Reporting Person is to manage investments. The executive officers of the Reporting Person are Mr. Paul
W. Donahue, Mrs. Linda J. Donahue, and Ms. Caryn Beemer; the directors of the Reporting Person are Mr. And Mrs. Donahue and Ms. Beemer, and the controlling shareholders are Mr. And Mrs. Donahue and Ms. Beemer (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 2897 Granite Pointe Court, Reno, NV 89511.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons are managers, officers or board members of either StarGuide Digital Networks, Inc. or Digital Generation Systems.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 5,345,171 of the Company's Shares ("Shares"). The Shares are held in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). The Reporting Person acquired 5,345,171 Shares as a result of the merger of StarGuide Digital Networks, Inc. ("StarGuide"), a privately held company, with the Company.

Item 4.  Purpose of Transaction

On July 7, 2000, the Board of Directors of StarGuide Digital Networks, Inc. ("StarGuide") approved a proposed combination of StarGuide and the Issuer in a tax-free, stock-for-stock, reverse triangular merger, and authorized StarGuide to execute an Agreement and Plan of Merger by and among Issuer, SG Nevada Merger Sub Inc., a subsidiary of the Issuer formed for purposes of the merger, and StarGuide. In the merger, the holders of shares of StarGuide common stock prior to the merger were to receive, in exchange for their StarGuide shares, shares of the Issuer's common stock totaling 59.25% of Issuer's common stock following the merger, on a fully diluted basis, with the holders of common stock of the Issuer prior to the merger holding the remaining 40.75% of the Issuer's common stock after the merger.

On January 19, 2001, the Reporting Person acquired 5,345,171 Shares as a result of the merger of StarGuide with the Company.

On July 7, 2000, a Lock-Up Agreement was signed which agreed that C.D.A.S., Inc. would not sell or otherwise dispose of shares of the Issuer owned by C.D.A.S., Inc. following the merger, provided that after 60 days following the merger 15% of the shares will no longer be subject to the lock-up, after 90 days following the merger 30% of the shares will no longer be subject to the lock-up, after 120 days following the merger 50% of the shares will no longer be subject to the lock-up, after 150 days following the merger 75% of the shares will no longer be subject to the lock-up, and after 180 days following the merger none of the shares will be subject to the lock-up.

The Reporting Person reviews its investment on an ongoing basis. Such continuing review may result in the Reporting Person acquiring additional shares of Common Stock of the Issuer, or selling all or a portion of their shares of Common Stock, in the open market or in privately negotiated transactions with the Issuer or third parties or maintaining their holdings at current levels). Any action taken by the Reporting Person will be dependent upon a review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations and investment opportunities; the actions of others in management and the Board of Directors of the Issuer; and other future developments. Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 5,345,171 Shares. These Shares represent approximately 7.698% of the 69,433,984 Shares that the Reporting Person believes to be outstanding, excluding unexercised warrants and options. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 7, 2000, C.D.A.S., Inc. executed a Lock-Up Agreement, in which it agreed that he would not sell or otherwise dispose of its shares of the Issuer following the merger, subject to the following schedule: after 60 days following the merger 15% of the shares will no longer be subject to the lock-up, after 90 days following the merger 30% of the shares will no longer be subject to the lock-up, after 120 days following the merger 50% of the shares will no longer be subject to the lock-up, after 150 days following the merger 75% of the shares will no longer be subject to the lock-up, and after 180 days following the merger none of the shares will be subject to the lock-up.

Item 7.  Material to be Filed as Exhibits

None

After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 27, 2001

C.D.A.S., Inc.


By:/s/ Linda J. Donahue
   ---------------------------
   Linda J. Donahue, President